Filed by Hitachi Capital Corporation

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Company: Hitachi Capital Corporation (File Number: 132-02836)

Dated October 1, 2020

Main Questions and Answers at Joint Conference on Business Integration

(Q)

Page 8 of your presentation materials lists five areas for asset value creativity: speaking of traditional leasing businesses, the business described on the left side (asset-based financial solutions) is believed to be stronger, but taking into consideration the current state of the leasing industry, do you think you may need to focus more on the business described on the right side (asset utilization business)? You noted that leasing companies will need to offer values that includes investments and not just finance; what do you think is needed for next generation leasing companies?

(A)	(Mitsubishi UFJ Lease & Finance, Yanai)

Leasing companies have often started their businesses by leasing tangible assets such as equipment machinery, machine tools, and office supplies. However, as we explained at the beginning, the needs of our customers have grown much broader as the world has changed. Therefore, when we discuss assets, we mean it very broadly and include not just tangible assets but also intangible assets, and we want to expand our focus beyond traditional finance leases and make assets work for our customers in a variety of different ways. In that sense, although the business described on the leftmost side of page 8 of the materials is the traditional business of leasing companies, by becoming more broadly involved in tangible and intangible assets, including by holding assets ourselves and doing business with them as described on the right side, we can involve ourselves in a variety of businesses with our customers and our partner companies, or even conduct such business ourselves to help generate value for our customers, our partner companies, and even society as a whole. This is the direction we would like our new company to take for in the future.

(Hitachi Capital, Kawabe)

Up to now, the leasing business has focused primarily on finance leases, finding value in those finances for the benefit of our customers, but going forward, we believe that we will need to provide our customers with services proposing utility value and use value in the equipment that they use. Specifically, we plan to seek further optimization by continuously monitoring aspects such as the operation rates and optimal placement of equipment using devices and IoT. We believe that we will need to steadily transition to this sort of model of enhancing the utility value of these assets. In that sense, what you see on page 8 of the materials shows what we are thinking: we need to offer the value of assets by progressing to where we hold the assets ourselves as a company and provide them to our customers if the situation calls for it.

(Q)	What will the shareholder composition of the New Integrated Company look like; furthermore, as a result, will anything change after the Business Integration?

(A)	(Mitsubishi UFJ Lease & Finance, Yanai)

We have not yet decided on the shareholder composition for the New Integrated Company. Mitsubishi UFJ Financial Group, Inc. (MUFG) already has Mitsubishi UFJ Lease & Finance (MUL) and Hitachi Capital (HC) as equity method affiliated companies, and we anticipate that the existing status will remain unchanged and the new company will also be an equity method affiliated company of MUFG. However, as we have just decided and announced the integration ratio, we believe that other major shareholders will begin their considerations.

(Q)

About the 10 billion yen synergies described on page 11 of the presentation materials, specifically, what do you anticipate will be the cost and schedule for realizing that? Could you tell us a little about whether you see this happening from the initial fiscal year, or whether you see it being realized at a later date?

(A)	(Mitsubishi UFJ Lease & Finance, Yanai)

As pointed out in the materials, these synergies are something we realize by optimizing management resources and integrating procurement capabilities; the 10 billion yen synergy was one we anticipated, and one which we would reach in the 3rd year, taking into account the effects of streamlining we can realize by sharing the costs used by both companies, among other efforts. But we will not be seeing those results in the 3rd year without building them up in the 1st and 2nd years, and we believe that value will be realized steadily. And within that 10 billion yen, you can find some boosting effects from our top line, created by actively utilizing the underlying trade networks described on page 11 of the presentation materials in tandem. In any case, this 10 billion yen is a number that does not fully consider other synergy such as sales synergy, and we currently think that we will realize at least this level of value by the 3rd year based on a conservative estimate.

(Q)

You’ve put out some target values for MUL’s medium-term business plan, but how do you see these values changing in the future? I believe you set an ROE of 10% to 12% for the medium-to-long term, but is it possible that this goal will change?

(A)	(Mitsubishi UFJ Lease & Finance, Yanai)

Our announcement today was about the start of the New Integrated Company. As we mentioned earlier, specific considerations of the New Integrated Company’s business will be happening later. We will first need to receive clearance under anti-trust laws. We will confer and decide on the new company’s business strategy after we will have broadly and comprehensively considered factors like the new company’s awareness of its management environment after it gets started, or the new company’s various strengths, and we plan to disclose these plans when appropriate. In doing so, though we will refer to both companies’ actual business achievements and their current management plans, we would ultimately like to consider the business strategy for the New Integrated Company after the Integration has been completed.

(Q)	Please tell us if this Business Integration will change your policies regarding shareholders’ return.

(A)	(Mitsubishi UFJ Lease & Finance, Yanai)

As our management plans on this front are also still uncertain, we will be considering this shortly however, both companies have always greatly emphasized realizing returns for our shareholders. Fundamentally speaking, we plan to ensure that our finances are sound, make sound investments, enhance profitability, and steadily redeem this into dividend capital to return to our shareholders however, we will be deciding the specifics later.

(Q)

With respect to the merger ratio, whether it’s based on the closing price today or a 1-month average, the ratio is approximately 5.0, so it does not appear that a particularly large premium will be added. On the other hand, you have expressed confidence that as you work toward becoming a company with a net profit of 100 billion yen, even speaking conservatively, you can realize cost reductions of 10 billion yen. There thus seems to be a slight imbalance between your confidence regarding the cost reductions and the premium. Are there some post-integration risk factors or risk scenarios that you have considered?

(A)	(Mitsubishi UFJ Lease & Finance, Yanai)

We have not considered whether there might be any post-integration risk factors like those you mentioned at the end. To begin with, we believe that the point of this Business Integration, as we explained earlier, is to create a new company by bringing together everything both companies have built up over the years. Therefore, we have made our considerations in the spirit of mutual respect and fairness while embracing constructive attitudes. MUL will be the surviving company on paper, but we don’t see this as MUL absorbing HC in any way, as both companies will be working together to create a new one. As such, MUL is not really thinking about a premium. The actual merger ratio is based on current share prices, as both companies discussed and determined the ratio collectively considering various factors while keeping in mind advice from our financial advisors, but the ratio was determined through comprehensive considerations using other common methods found in M&As. This, I think, will gain the understanding of our shareholders.

(Hitachi Capital, Kawabe)

I would like to say that both companies conducted DDs on the other, thoroughly considered each other’s risk factors, and determined the ratio, so we did not particularly consider risks. Although this is an absorption-type merger with HC becoming the absorbed company in form, at the heart of this merger is a desire for both companies to bring together their respective strengths to create an even better company, which is why we were not really thinking in terms of premiums when considering this merger ratio. Furthermore, valuation was conducted from an impartial perspective with the help of financial advisors, and since we agreed on this merger ratio taking into consideration various factors in addition to current share price ratios, we believe we will be able to gain the understanding of both companies’ shareholders.

(Q)

You say you are going to be creating a new company, but can you tell us, even in a broad sense, what type of company it is that you would like to make? Based on your slides, it seems that your plan is to create a company of a scale approaching ORIX. Can you tell us if there’s a company, foreign or domestic, that you would like this new company to eventually be like, and what sort of company you want it to become?

(A)	(Mitsubishi UFJ Lease & Finance, Yanai)

The terms “leasing industry” and “leasing company” are already used to describe a wide variety of companies doing a wide variety of businesses, so I do not think we should be aiming to become like something that already exists in the industry. Ultimately, our industry is home to a wide array of customers and partner companies, and those customers are themselves trying to change their business models within this changing environment. We believe that the most important thing for us is to think how we can serve these customers the best as they are attempting to change. Our plan should not be to become like something that is already in the industry but to create new business by discussing with our customers their respective futures, which may thereby see us become something different from the leasing companies people tend to think of. What we want is to create a new company.

(Hitachi Capital, Kawabe)

For starters, we would like the new company to have a global presence. MUL has been working on the global asset business, and HC has been conducting community-based businesses throughout the world. By combining these two strengths, we believe we can establish a significant presence at the global level. Another point is ESG management. We think that it would be best for us to create a company that our employees can proudly engage with. Furthermore, as we pursue environmental management and social value, we can create a company that makes its presence known in the future when close attention is paid to ESG management and SDGs, and that is seen as an essential company by its customers as well as society as a whole.

(Q)

Now that four years have elapsed since 2016, can you tell us, specifically, about these new things you say you cannot do without a merger? You told us that these are things you will be thinking about, but can you give us a somewhat more concrete vision of what sort of new businesses you think you can realize, even if it’s just a concept in your own head?

(A)	(Mitsubishi UFJ Lease & Finance, Yanai)

We spoke about five focal business domains. For example, the focal business domains on page 4 of the materials are areas on which we have already focused a lot of energy, but can still do far more with. As the world changes, many more new things can emerge from these areas, such as 5G integrated equipment. I think it is very exciting to think about the many ways we can get involved in these areas in the future. And moving forward in this manner, capital strength will be extremely crucial in the financial industry. And as we move into such new areas, whether we start from a completely new and unknown position or use what we have done so far to give us an advantage will make a massive difference in our strengths in these new areas. In that sense, the fact that MUL, a financial company & trading firm-originated company, and HC, a manufacturer-originated company, are bringing together their differing capabilities, strengths, and knowledge to enhance their capital strength will create massive opportunities for us to enter these new areas I mentioned. That’s how it works out in my own head, but we would like to consider the management plan of the New Integrated Company as its own management plan, with the involvement and input of many different people from both companies, so we would like to begin thorough deliberations after the New Integrated Company gets started and we would like to get to the point where we are able to share our plans more specifically with the public as quickly as possible.

(Hitachi Capital, Kawabe)

One thing is that, after forming our business alliance in 2016, we worked together in various types of businesses and fields to enhance the value of both companies; however, because we were also competing with each other at the same time, we couldn’t quite realize the synergy in the way we wanted. It has taken some time since then, but by merging and becoming a single vessel, we no longer need to compete with each other and we thereby, for the first time, expand our business by working together to the best of our capability. Another is that, particularly from HC’s perspective, a manufacturer business-originated company has various issues such as its limits due to asset-related matters. Let me take, for example, a case that we heard is occurring in the UK, where more than half of the inquires for deals regarding sales cars is already about EVs. There, we have many different partners in various areas; accordingly, we need to build more and more EV stations. Taking another example, in Europe, they are building hybrid mega solar power plants because they place a particularly strong focus on the environment issues in Europe; accordingly, we receive inquires for deals regarding these projects very frequently. HC alone can’t handle all these inquires, and it will be necessary for us to build the management vitality required to take, in a sufficient and professional manner, care of these inquires in the asset business industry, in which the scale of projects is growing larger and larger. I believe we will see an increasing number of such deals in the future, so there are a lot of incentives for both companies in this merger.

(Q)

I’d like to hear about the sorts of deliberations you’ve been having over the past four years. You’ve given us some abstract information at your previous financial results briefings, but I would like to know what deliberations led both companies to conclude that they needed to merge.

(A)	(Mitsubishi UFJ Lease & Finance, Yanai)

In the beginning, we discussed what sorts of collaborations we could undertake while each company separately went about its own business, but, as President Kawabe mentioned earlier, thinking about collaborating while we were both competing with each other gave us extremely limited results. At the same time, Japan Infrastructure Initiative Company Limited (“JII”), which we jointly founded and engaged in together, did actually achieve steady results. With these experiences in mind, each company struggled to come up with and implement its own medium-term business plan. In these circumstances, we continued our deliberations, and we finally came to realize that there was little overlap in the business of both companies and that our companies had an ideal, complementary relationship. By expanding our business as a single company, in addition to the obvious business synergy, we could significantly save on costs and effectively utilize our strength in terms of capital. Given these advantages, we realized that this would be the optimal solution. It took some time to come to realize this, but we started to think that a merger would help us be a great company around fall of last year, and after further deliberations with President Kawabe and his team, we finally reached the agreement that we announced today.

(Hitachi Capital, Kawabe)

We already had a successful example, JII, which has steadily built up its accomplishments as an extremely open platform. At the same time, although we had deliberated by bringing together our respective knowledge in areas such as real estate, the environment and energy, and social infrastructure, it was time-consuming to come to a mutual understanding and we were still competing with each other; therefore, we really came to realize just how difficult it would be for us to work together under such circumstances. Put another way, although it did take over four years after the initial announcement, we also believe that this was actually the right amount of time for us to deepen our mutual understanding, and we expect that this deepened understanding will allow us to smoothly deliberate with each other regarding a variety of different subjects in the future. So we hope you understand that it was through these various deliberations that we were able to reach this agreement today.

(Q)

Please tell us about your synergies with major shareholders, particularly MUFG. It seems that community-based business at the global level will achieve significant synergistic effects. Do you see any possibility of collaboration in financing for small- and medium-sized companies at each base of operations (Japan, Asia, the US), or do you not think this is particularly important? What are your thoughts about MUFG as a major shareholder?

(A)	(Mitsubishi UFJ Lease & Finance, Yanai)

MUL, as MUFG’s affiliated company accounted for by the equity method, is already collaborating in areas where it can collaborate with MUFG. MUL has used MUFG’s customer base, of course, only in areas where doing so would be a win-win for both companies. In such circumstances, since MUFG began investing in HC in 2016, I suppose that MUFG at times had to decide, from region to region, which company to support and which company to work with. The merger of our companies means that MUFG can support us both fully and at once, and because the new company will be engaged in a wide array of work, we will be able to coordinate with MUFG on an even greater scale around the world. But of course, since our strategy has yet to be decided, I think we will need to deliberate with MUFG in the future.

(Hitachi Capital, Kawabe)

MUFG’s 2016 investment has been very effective for HC. One reason was that we had many instances where we were introduced to new sales finance channels overseas. In addition, regarding risk management, we received many different suggestions regarding risk management in finance, which was very distinct from what you would see in manufacturers. They have also supplied us with new human resources through which we have gained new knowledge, and in this sense, we believe HC obtained a broader business capacity. At the same time, there is some cross-selling going on overseas with respect to HC and MUL, and the amount is around 40 billion yen. This I think shows that the channels and businesses of both parties have expanded, and the relationship has been incredibly beneficial.

(Q)

Given the capital business alliance that you announced in 2016, can you tell us why you decided on a merger now? In your introduction you noted that the effects of COVID-19 are accelerating a variety of matters, and you also mentioned that you had been deliberating on this issue since the fall of last year, but would you say that factors such as the faltering demand caused by the spread of COVID-19 spurred your decision here? Furthermore, your industry is faced with an environment of long-term trends such as changes to lease accounting standards and ultra-low interest rates, with finance leases and plain leases facing strong headwinds; in addition to your desire to do new things, was your decision to form a merger influenced by a sense that doing so might help you face these headwinds?.

(A)	(Mitsubishi UFJ Lease & Finance, Yanai)

As to your first point, as we mentioned earlier, we began deliberations with a merger in mind around fall of last year. In other words, we had been deliberating over a merger since before the spread of COVID-19, so the pandemic did not necessarily spur our decision. Furthermore, you mentioned things like COVID-19, lease accounting, and ultra-low interest rates being strong headwinds, but we still do not know quite yet what is going to happen with lease accounting. Many things are still up in the air with both IFRS and US GAAP, so we still don’t know what’s going to happen. As such, we will be paying attention to how those trends shift in the future, but regardless of what happens, we do not believe any impact on the leasing industry will be particularly significant. As mentioned earlier, we have been shifting in much broader directions from the finance leasing businesses and traditional leasing businesses that we have been engaging in since our founding, so to the point to what extent the current changes to lease accounting standards will affect our business, I do not personally think the effect will be particularly significant. Furthermore, with respect to the ultra-low interest rates issue, this is actually a major reason why we have shifted from finance leases, a business beholden to interest rates, to other fields. I think this is something other leasing companies were thinking about as well, even without talk of mergers or capital business alliances in 2016 and the like. But the fact that leasing companies conversely do not rely exclusively on interest rates to do business presents us with a major opportunity. As President Kawabe mentioned earlier, we can do business in a world dictated not by interest rates but by what kind of added value we can provide to assets and how we make those assets work for our customers and society. Therefore, we do not believe that ultra-low interest rates will necessarily act as a strong headwind for us. I would say that, rather than our decision being spurred by strong headwinds, we instead grew to understand each other better over four years of deliberations, and both came to the realization starting last year that merging into a single company would allow us to create an incredible company.

(Hitachi Capital, Kawabe)

When we formed the capital business alliance in 2016, we originally envisioned an alliance of roughly three years, but ultimately found out that three years just wasn’t enough. After various deliberations, there were a number of things that went well and others that didn’t, and three years was simply not enough to accomplish what we wanted, thanks in part to the difficulties presented by competing with each other on the one hand and trying to work together on another. Additionally, although the outside environment is filled with issues like ultra-low interest rates, monetary easing, or even changes to lease accounting standards, more than that we realized that the world has changed greatly, and had for a long time thought that what customers were looking for was not mere finance but rather services with greater added value. COVID-19 just happened to get stacked up on top, but there had been signs that a major paradigm shift was underway, and although people are currently spending a lot of energy dealing with COVID-19, we believe that underneath all of that are trends that show a massively changing world. If the world suddenly changes after the threat of COVID-19 has passed, I do not think we’d be able to keep up. To prevent this, we decided, despite the challenges we would face by responding to COVID-19 at the same time, to merge our companies so that we can also simultaneously prepare for this changing world, and are considering ways we can respond to this coming paradigm shift.

In connection with the Business Integration, a registration statement on Form F-4 may be filed by MUL with the U.S. Securities and Exchange Commission. A Form F-4, if filed, will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of HC prior to the scheduled date of the general meeting of shareholders in which voting rights will be exercised for approval of the Business Integration. If a Form F-4 is filed, the Form F-4 submitted will contain important information, such as information about the two companies, information about the Business Integration, and other related information. U.S. shareholders of HC are urged to carefully read the Form F-4, the prospectus, and other documents that may be filed with the SEC in connection with the Business Integration before they vote at the general meeting of shareholders with respect to the Business Integration. All documents filed with the SEC in connection with the Business Integration will be available after the filing, free of charge, on the SEC’s website at www.sec.gov. In addition, these documents will be mailed to shareholders free of charge upon their request.

END

8